FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2008

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	X	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Disclosures required under article 116.Bis of the Spanish Securities Market Law	8

DISCLOSURES REQUIRED UNDER ARTICLE 116.BIS OF THE SPANISH SECURITIES MARKET LAW

In accordance with section 116.bis of "Ley 24/1988, de 28 de julio, del Mercado de Valores" (Spanish Securities Markets Act), the Board of Directors of Telefónica, S.A. has approved, in its meeting held on 27 February 2008, to make available to Shareholders this Report regarding the matters that have been included, pursuant to the aforementioned provision, in the Management Reports that accompany the Annual Accounts of Telefónica, S.A. and its Consolidated Group of Companies with respect to Fiscal Year 2007:

  Capital structure.

  At December 31, 2007, the share capital of Telefónica, S.A. was 4,773,496,485 euros, represented by 4,773,496,485 fully paid ordinary shares of a single series, par value of 1 euro each, all recorded under the book-entry system and traded on the Spanish electronic trading system ("Continuous Markets") where they form part of the Ibex 35 index), on the four Spanish stock exchanges (Madrid, Barcelona, Valencia and Bilbao) and listed on the New York, London, Paris, Frankfurt, Tokyo, Buenos Aires, Sao Paulo and Lima Stock Exchanges. In October 2007, Telefónica, S.A. began taking steps to delist its shares from the Paris and Frankfurt stock exchanges. This will take place in the first quarter of 2008.

  At the time of writing, Telefónica, S.A. has no securities in issue that are convertible into Telefónica, S.A. shares.

  Restrictions on the transfer of securities.

  Nothing in the Company bylaws imposes any restriction or limitation on the free transfer of Telefónica, S.A. shares.

  Major shareholdings.

  The table below lists shareholders who, at December 31, 2007, to the best of the Company’s knowledge, had significant direct or indirect shareholdings in the Company as defined in Royal Decree 1362/2007 implementing the Spanish Securities Markets Law 24/1998 as it relates to the need for transparent information on issuers whose securities are listed for trading in an official secondary market or other regulated market of the European Union":

	Total		Direct shareholding		Indirect shareholding
	%	Shares	%	Shares	%	Shares
BBVA (1)	6.258	298,717,001	6.257	298,699,855	0.000	17,146
la Caixa (2)	5.483	261,746,565	0.002	102,233	5.481	261,644,332

  (1) Based on the information contained in Banco Bilbao Vizcaya Argentaria, S.A.’s Annual Report on Corporate Governance at December 31, 2007.

  (2) Based on information provided by Caja de Ahorros y Pensiones de Barcelona, "la Caixa" as at December 31, 2007 for the 2007 Annual Report on Corporate Governance. The 5.481% indirect shareholding in Telefónica, S.A. Telefónica Group’s is owned by Criteria CaixaCorp, S.A.

  Restrictions on voting rights.

  According to Article 21 of the Company’s bylaws no shareholder can exercise votes in respect of more than 10 per cent of the total shares with voting rights outstanding at any time, irrespective of the number of shares they may own. This restriction on the maximum number of votes that each shareholder can cast refers solely to shares owned by the shareholder concerned and cast on their own behalf. It does not include additional votes cast on behalf of other shareholders who may have appointed them as proxy, who are themselves likewise restricted by the 10 per cent voting ceiling.

  The 10 per cent limit described above also applies to the number of votes that can be cast either jointly or separately by two or more legal entity shareholders belonging to the same corporate group and to the number of votes that may be cast altogether by an individual or legal entity shareholder and any entity or entities that they directly or indirectly control and which are also shareholders.

  Shareholder pacts.

  Telefónica, S.A. has received no communication notifying the existence of shareholder pacts that affect the exercise of voting rights at Shareholders’ Meetings or that impose restrictions or conditions on the free transfer of Telefónica, S.A. shares.

  Rules governing the appointment and replacement of Directors and the amendment of the Company’s bylaws.

  Appointment, reappointment and ratification.

  Telefónica, S.A.’s bylaws state that the Board of Directors shall have between five and twenty Directors who are appointed by shareholders at the Shareholders’ Meeting. The Board of Directors may, in accordance with the Spanish Corporation Law and the Company bylaws, provisionally co-opt Directors to fill any vacant seats.

  The appointment of Directors to Telefónica, S.A. is as a general rule submitted for approval to the Shareholders’ Meeting. Only in certain circumstances, when seats fall vacant after the conclusion of the General Meeting is it therefore necessary to co-opt Directors onto the board in accordance with the Spanish Corporation Law. Any such co-opted appointment is then ratified at the next Shareholders’ Meeting.

  Also, in all cases, proposals to appoint Directors must follow the procedures set out in the Company’s Board of Directors’ Rules and be preceded by the appropriate favorable report by the Appointments, Compensation and Good Governance Committee and in the case of independent Directors, by the corresponding proposal by the committee.

  Therefore, in exercise of the powers delegated to it, the Appointments, Compensation and Good Governance Committee must report, based on criteria of objectivity and the best interests of the company, on proposals to appoint, re-appoint or remove Company Directors, taking into account the skills, knowledge and experience required of candidates to fill the vacancies.

  As a result, in accordance with its Rules, the Board of Directors, exercising the rights to co-opt and propose appointments to the Shareholders’ Meeting, shall ensure that external or non-executive Directors are in an ample majority over the executive Directors. Similarly, it shall ensure that independent Directors make up at least one third of the total Board members.

  In all circumstances, where a Director is proposed to the Shareholders’ Meeting for reappointment or ratification, the report of the Appointments, Compensation and Good Governance Committee, or in the case of independent Directors the proposal of this committee, shall include an assessment of the Director’s past work and diligence in discharge of their duties during their period in office.

  Also, both the Board of Directors and the Appointments, Compensation and Good Governance Committee shall ensure, in fulfilling their respective duties, that all those proposed for appointment as Directors should be persons of acknowledged solvency, competence and experience who are willing to devote the time and effort necessary to the discharge of their functions, with particular attention paid to the selection of independent Directors.

  Directors are appointed for a period of five years, renewable for one or more subsequent five-year periods.

  As with appointments, proposals for the reappointment of Directors must be preceded by the corresponding report by the Appointments, Compensation and Good Governance Committee, and in the case of independent Directors by the corresponding proposal by the committee.

  Termination of appointment or removal.

  Directors’ appointments shall end at the expiry of the period for which they were appointed or when shareholders at the General Shareholders’ Meeting so decide in exercise of their powers under the law.

  Also, in accordance with Article 12 of the Board Rules, Directors must submit their resignation to the Board of Directors and formalize their resignation in the following circumstances:

    If they leave the executive post by virtue of which they sat on the Board or when the reasons for which they were appointed cease to apply.

    If their circumstances become incompatible with their continued service on the Board or prohibit them from serving on the Board for one of the reasons specified under Spanish law.

    If they are severely reprimanded by the Appointments, Compensation and Good Governance Committee for failure to fulfill any of their duties as Director.

    If their continued presence on the Board could affect the credit or reputation of the Company in the markets or otherwise threaten the Company’s interests.

  The Board of Directors shall not propose the termination of the appointment of any independent Director before the expiry of their statutory term, except in the event of just cause, recognized by the Board on the basis of a prior report submitted by the Appointments, Compensation and Good Governance Committee. Just cause shall be specifically understood to include cases where the Director has failed to fulfill their duties as Board member.

  The Board may also propose the termination of the appointments of independent Directors in the case of takeover bids, mergers or other similar corporate transactions that represent a change in the structure of the Company’s capital.

  Amendments to the Company bylaws.

  The procedure for amending the bylaws is governed by Article 144 of the Spanish Corporation Law and requires any change to be approved by shareholders at the Shareholders’ Meeting with the majorities stated in Article 103 of the same law. In accordance with the above, Article 14 of Telefónica, S.A.’s bylaws states that the power to amend Company’s bylaws lies with shareholders acting at a General Shareholders’ Meeting.

  Powers of Directors and, specifically, powers to issue or buy back shares.

  Powers of Directors.

  The Chairman of the Company, as Executive Chairman, is delegated all powers by the Board of Directors except where such delegation is prohibited by Law, by the Company bylaws or by the Regulations of the Board of Directors, whose Article 5.4 establishes the powers reserved to the Board of Directors. Specifically, the Board of Directors reserves the powers, inter alia, to: (i) approve the general policies and strategies of the Company; (ii) evaluate the performance of the Board of Directors, its committees and the Chairman; (iii) appoint senior executives, as well as the remuneration of directors and senior executives; and (iv) decide strategic investments.

  Meanwhile, the Chief Executive Officer has been delegated all the Board’s powers to conduct the business and act as the senior executive for all areas of the Company’s business, except where such delegation is prohibited by law, by the Company bylaws, or by the Regulations of the Board of Directors in its article 5.4.

  In addition, the other executive Directors are delegated the usual powers of representation and administration appropriate to the nature and needs of their roles.

  Powers to issue shares.

  At the Ordinary Shareholders’ Meeting of Telefónica, S.A. on June 21, 2006, the Board of Directors was authorized under Article 153.1.b) of the Spanish Corporation Law, to increase the Company’s capital by up to 2,460 million euros, equivalent to half the Company’s subscribed and paid share capital at that date, one or several times within a maximum of five years of that date. The Board of Directors has not exercised these delegated powers to date.

  Also, at the General Shareholders’ Meeting of Telefónica, S.A. on May 10, 2007, the Board of Directors was authorized under Articles 153.1.b) and 159.2 of the Spanish Corporation Law to issue bonds exchangeable for or convertible into shares in the Company, this power being exercisable one or several times within a maximum of five years of that date. The Board of Directors has not exercised this power to date.

  Powers to buy back shares.

  At the Ordinary Shareholders’ Meeting of Telefónica, S.A. on May 10, 2007, the Board of Directors was authorized, in accordance with Articles 75 ff of the Spanish Corporation Law, to buy back its own shares either directly or via companies belonging to the Group. This authorization was granted for 18 months from that date and includes the specific limitation that at no point may the nominal value of treasury shares acquired, added to the those already held by Telefónica, S.A. and those held by any of the subsidiaries that it controls, exceed five per cent of the share capital at the time of acquisition.

  Significant agreements outstanding that would come into force, be amended or expire in the event of a change of control following a takeover.

  The Company has no significant agreements outstanding that would come into force, be amended or expire in the event of a change of control following a takeover.

  Agreements between the Company and its directors, managers or employees that provide for compensation in the event of resignation or unfair dismissal or if the employment relationship should be terminated because of a takeover bid.

  In general, the contracts of executive directors and some managers of the steering committee include a clause giving them the right to receive the economic compensation indicated below in the event that their employment relationship is ended for reasons attributable to the Company and/or due to objective reasons such as a change of ownership. However, if the employment relationship is terminated for a breach attributable to the executive director and director, the director will not be entitled to any compensation whatsoever. That notwithstanding, in certain cases the termination benefit to be received by the executive director o director, according to their contract, does not meet these general criteria, but rather are based on other circumstances of a personal or professional nature or on when the contract was signed. The agreed economic compensation for the termination of the employment relationship, where applicable, consists of three years of salary plus another year based on length of service at the Company. The annual salary on which the indemnity is based is the director’s last fixed salary and the average amount of the last two variable payments received by contract.

  Meanwhile, contracts that tie employees to the Company under a common employment relationship due to include indemnity clauses for the termination of their employment. In these cases, the employee is entitled to any indemnity set forth in prevailing labor legislation. This notwithstanding, contracts of some Company employees, depending on their level and seniority, as well as their personal or professional circumstances or when they signed their contracts, establish their right to receive compensation in the same cases as in he preceding paragraph, generally consisting of a year and a half of salary. The annual salary on which the indemnity is based is the last fixed salary and the average amount of the last two variable payments received by contract.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	March 17th, 2008	By:	/s/ Ramiro Sánchez de Lerín García- Ovies
			Name:	Ramiro Sánchez de Lerín García- Ovies
			Title:	General Secretary and Secretary to the Board of Directors